UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXHIBITS

99.1Stock Exchange announcement dated 2 January 2026 entitled ‘Total Voting Rights and Issued Capital’.
99.2Stock Exchange announcement dated 8 January 2026 entitled ‘2026 Key Dates’.
99.3Stock Exchange announcement dated 9 January 2026 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.
99.4Stock Exchange announcement dated 9 January 2026 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.
99.5Stock Exchange announcement dated 9 January 2026 entitled ‘Appendix 3H – Notification of cessation of securities’.
99.6Stock Exchange announcement dated 13 January 2026 entitled ‘Appendix 2A – Application for quotation of securities’.
99.7Media Release dated 15 January 2026 entitled ‘Rio Tinto and Amazon Web Services collaborate to bring low-carbon Nuton copper to U.S. data centres’.
99.8Media Release dated 15 January 2026 entitled ‘Rio Tinto and BHP explore collaboration to mine up to 200 million tonnes of Pilbara iron ore’.
99.9Stock Exchange announcement dated 16 January 2026 entitled ‘Form 604 – Notice of change of interests of substantial holder’.
99.10Stock Exchange announcement dated 19 January 2026 entitled ‘Form 604 – Notice of change of interests of substantial holder’.
99.11Stock Exchange announcement dated 22 January 2026 entitled ‘Public Opening Position Disclosure by a Party to an Offer’.
99.12Stock Exchange announcement dated 22 January 2026 entitled ‘Public Opening Position Disclosure by a Party to an Offer’.
99.13Stock Exchange announcement dated 22 January 2026 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.14Stock Exchange announcement dated 29 January 2026 entitled ‘Public Dealing Disclosure by a Party to an Offer or Person Acting in Concert (including dealings for the account of discretionary investment clients)’.
99.15Stock Exchange announcement dated 29 January 2026 entitled ‘Public Opening Position Disclosure by a Party to an Offer (amendment)’.
99.16Media Release dated 30 January 2026 entitled ‘Rio Tinto strengthens its global low-carbon aluminium footprint through joint acquisition with Chalco of Votorantim’s interest in CBA’.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Andrew Hodges	By	/s/ Tim Paine
Name	Andrew Hodges	Name	Tim Paine
Title	Company Secretary	Title	Company Secretary

Date	2 February 2026	Date	2 February 2026